UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018.

Commission File Number 001-38496

CANOPY GROWTH CORPORATION

(Translation of registrant’s name into English)

1 Hershey Falls

Smiths Falls, Ontario

K7A 0A8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On completion of the Company’s previously announced private placement with CBG Holdings LLC, an affiliate of Constellation Brands, Inc. (Constellation), Constellation will become an affiliate of the Company. In August the Company’s predecessor auditor, Deloitte LLP (Deloitte) informed the Company that as a result of this affiliation, the firm would no longer be considered independent of the Company under the rules and regulations of the Public Company Accounting Standards Board (PCAOB) and the U.S. Securities and Exchange Commission (SEC).

Upon notification by Deloitte, the Company’s audit committee undertook a process to identify a new independent auditor. The Company in collaboration with Constellation reviewed and documented the services provided by certain audit firms to both companies to assess their independence relative to the rules and regulations of the PCAOB and the SEC.

All major international audit firms were noted to have independence issues relating to the provision of services determined to be impermissible under the independence rules of the SEC, with KPMG LLP (KPMG) noted to have provided the least of such services. Accordingly, KPMG was requested by the Company to assess and perform independence evaluation procedures.

KPMG’s independence evaluation procedures also identified that the firm had provided valuation and tax loaned staff services to the Company during the fiscal year ending March 31, 2019, which were determined to be impermissible under the independence rules of the SEC. All such engagements were completed or terminated prior to October 4, 2018.

KPMG considered whether the matters noted above impacted its objectivity and ability to exercise impartial judgment with regard to its engagement as our auditors and have concluded that there has been no impairment of KPMG’s objectivity and ability to exercise impartial judgment on all matters encompassed within its audits.

After taking into consideration the independence of these audit firms in connection with identifying a new independent auditor, including the facts and circumstances of the above matter and KPMG’s determination, the Company’s audit committee also concluded that KPMG’s objectivity and ability to exercise impartial judgment has not been impaired.

Accordingly, upon Deloitte’s resignation, on October 4, 2018 KPMG was appointed as the Company’s independent auditor for the audit of the consolidated financial statements of the Company as at and for the year ended March 31, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canopy Growth Corporation

/s/ Bruce Linton
Date: October 12, 2018	Bruce Linton Chief Executive Officer

INDEX TO EXHIBITS

99.1	Notice of Change of Auditor

99.2	KPMG LLP Letter Regarding Notice of Change of Auditor

99.3	Deloitte LLP Letter Regarding Notice of Change of Auditor